Exhibit 99.1

Nano Dimension Reports 2021 Second Quarter Financial Results

with CEO Letter to Shareholders

Nano Dimension’s USA HQ, Sunrise, Florida, August 18, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME) and Printed Electronics (PE) manufacturing system provider, announced today financial results for the second quarter ended June 30, 2021.

Nano Dimension reported revenues of $811,000 and $1,622,000 for the second quarter and first half of 2021, respectively, compared to revenues of $288,000 and $990,000 for the second quarter and first half of 2020, respectively. The Company ended the quarter with a cash and deposits balance of $1,396,939,000 while total operating loss for the second quarter was $19,859,000 (including approximately $10,000,000 of non-cash share-based compensation plus depreciation and amortization expenses).

“In April 2021, we purchased two entities, NanoFabrica and DeepCube. Hence, the second quarter of 2021 is the first quarter in which we consolidated the financial results of those two entities in our financial statements.” said Yael Sandler, Chief Financial Officer of Nano Dimension. “We are excited to integrate the activities of those cutting-edge groups into Nano Dimension and looking forward to demonstrating to the market additional results of our M&A efforts.” concluded Ms. Sandler.

CEO MESSAGE TO SHAREHOLDERS:

Mr. Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented: “Admittedly, Nano Dimension is a different type of investment, in terms of the ability to understand its breakthroughs and progressions on a monthly and quarterly basis, especially under the understandable parameters governing public disclosures. As an example, even the fact that our revenue and gross margin (net of amortization of intangibles) for the first half of 2021 were up by 68% and 40% compared to similar periods in 2020, is not necessarily a comprehensive indication of the status of our business. The results, positive as they may be perceived, are still too small in absolute magnitude to derive any meaningful conclusions.

Our achievements and progressions in performance toward soon to be released new products, as well as advancement in material properties developments, are much more important, now, than the quarterly demonstrated revenue growth. Traders and short-term investors may be disappointed from expenses not going down, yet the right “financial” measure of our success at this point is a total contradiction to that perception: It is rather our ability to identify and hire the top scientific talents and the meaningful increases in R&D, material research and data science expense (actually, those are the most important business “investments” but defined as “expenses” as per accounting regulations). Therefore, the endeavors, if successful, will be manifested in the publicly disclosed financial statements by increased expenses, obviously to be spent smartly for increasing value, and hence a reduction of profits, and with no correlation with revenue whatsoever.

Nano Dimension is a startup business with unique, outstanding and unprecedent disruptive status, stemming out of three factors:

A.	Our unparalleled technology and its prospects for self-learning, self-correcting high yield 3D additive manufacturing machines: It is led by one-of-a-kind capability to make the leap toward Industry 4.0 by integrating DeepCube – our patented deep/machine learning (which is at the forefront of artificial intelligence science) engine. This “Robotic Brain” is in the process of being made to run a digital network of 3D-fabrication printers which will convert material inventory into digital-cloud-based-inventory, until printed as a final 3D product – where needed, when needed, and only then.

In the same manner that paper is almost obsolete for repetitive daily printing since PDF files serve as digital-cloud-based-inventory, Nano Dimension’s printers for Additively Manufacturing Electronics (known to customers as DragonFly®) and Additively Manufacturing micro-mechanics (known to customers as Fabrica 2.0) are going to enable capital and labor intensive ecologically offensive industries to be converted to a digital network of “lights-out-manufacturing” facilities. They will fittingly be based in the Western Hemisphere, not only in Asia Pacific, and in doing so reduce the risk of failing supply chains and vulnerability resulting from trade wars and protectionist competition schemes, so painfully observed during 2020-2021.

B.

B. Our $1.397 billion of financial reserves, enable us to plan for at least 5-6 years with proper qualifiable, quantifiable and measurable milestones and gateways. Typically, early-stage growth companies are forced to focus on performing on a quarterly basis, while compromising proper long-term execution for much higher returns (albeit later in the game). This phenomenon is a result of their need to constantly raise money in order to proceed. It is exactly where Nano Dimension is so well positioned compared to its competition.

Nano Dimension leadership can think, plan and efficiently execute long term business plans, for the benefit of our shareholders and customers. We do so by evading the trap of wasting expensive energy and especially time for reaching short term financial goals. We do not undermine the ability of our scientists, engineers, and business leaders to fulfil our stakeholders’ long term investment goal: Creating unparalleled added value which will drive financial value to an order of magnitude above the company and its competitors’ present valuation, even if it takes a bit longer than a few quarters.

C.	Our unique and dedicated teams of over 130 world-class scientists and engineers, up from 70 just 8 months ago, are all shareholders of Nano Dimension and make up the multidisciplinary team in the fields of deep learning, data science, material science, process and fabrication technologies, automation, machine building and advance electromechanically robotics, algorithms for machine firmware and process control as well as CAD/CAM design support and software for design for digital manufacturing. All of them are critical for the success of our business model, added value and Nano Dimension’s valuation goals.

Nano Dimension’s vision is to transform the electronics and adjacent AM 3D printing industries into an environmentally friendly and economically efficient additive manufacturing Industry 4.0 solution: Enabling one-manufacturing-step process for the conversion of digital designs into functioning electronic devices, on demand, anytime, anywhere.

We intend to do so by building an ecofriendly and intelligent distributed network of additively manufacturing self-learning and self-improving machines, which will deliver a superior ROI to their owners, to Nano Dimension shareholders and to other stakeholders.

In summary:

Within a reasonable amount of time, our three business development axes – synergetic M&A, accelerated R&D, and revolution in go-to-market efforts - are planned to converge and designed to fuel a mutually accelerated scalable growth. The companies we have acquired and those which are M&A-work-in-progress as we speak, are analyzed based on their ability to drive R&D efforts in ways not otherwise possible and amalgamate with the marketing channels of the products we develop and the market presence we need for success.

Factors A-B-C above did not exist 8 months ago. Those are drivers of an evolution that has happened so fast, that one might as well call it a “corporate revolution”, and it is still going at an accelerated pace. We are in an incredibly strong financial position and have laid the foundation for substantial future growth and value creation.

As the metaphor I have used time and time again: Similar to biotech investments in their multi-annual early development stages, initially, we measure our success by achieving of our development goals. We have planned and are currently executing and hoping to surpass any present solutions for “robotic brains” in manufacturing, material technologies and 3D-printing performance. Those, in turn, are aimed to, and hopefully will, create a business-disruptive set of inflection points. While, as usual, there is no guaranty for the timing thereof, these inflection points will hopefully cause an increase of value by step functions and create exceptional time-weighted return on investment for all of us, the long-term investors,” Mr. Stern concluded.

Second Quarter 2021 Financial Results

●	Total revenues for the second quarter of 2021 were $811,000, compared to $811,000 in the first quarter of 2021, and $288,000 in the second quarter of 2020.

●	Research and development (R&D) expenses for the second quarter of 2021 were $9,129,000, compared to $3,732,000 in the first quarter of 2021, and $1,895,000 in the second quarter of 2020. The increase compared to both the first quarter of 2021 and the second quarter of 2020 is attributed to an increase in payroll and related expenses, as well as an increase in depreciation and share-based payment expenses, as the Company is enhancing its R&D and product development efforts.

●	Sales and marketing (S&M) expenses for the second quarter of 2021 were $6,009,000, compared to $2,713,000 in the first quarter of 2021, and $930,000 in the second quarter of 2020. The increase compared to both the first quarter of 2021 and the second quarter of 2020 is attributed to an increase in payroll and share-based payment expenses, as well as an increase in marketing and promotion expenses.

●	General and administrative (G&A) expenses for the second quarter of 2021 were $4,906,000, compared to $3,425,000 in the first quarter of 2021, and $908,000 in the second quarter of 2020. The increase compared to the first quarter of 2021 is attributed to an increase in professional services expenses as a result of the M&A efforts. The increase compared to the second quarter of 2020 is attributed to an increase in professional services expenses as explained above, as well as an increase in share-based payment expenses.

●	Net loss for the second quarter of 2021 was $13,602,000, or $0.05 per share, compared to $9,314,000, or $0.05 per share, in the first quarter of 2021, and $8,265,000, or $0.27 per share, in the second quarter of 2020.

Six Months Ended June 30, 2021 Financial Results

●	Total revenues for the six months ended June 30, 2021 were $1,622,000, compared to $990,000 in the six months ended June 30, 2020. The increase is attributed to more sales of DragonFly systems in the first half of 2021, as well as revenues of NanoFabrica, which the Company purchased and consolidated from April 2021.

●	R&D expenses for the six months ended June 30, 2021 were $12,861,000, compared to $3,597,000 in the six months ended June 30, 2020. The increase resulted primarily from an increase in payroll and related expenses, share-based payment expenses and depreciation expenses.

●	S&M expenses for the six months ended June 30, 2021 were $8,722,000, compared to $1,749,000 in the six months ended June 30, 2020. The increase is mainly attributed to an increase in payroll and related expenses, share-based payment expenses and marketing and advertising expenses.

●	G&A expenses for the six months ended June 30, 2021 were $8,331,000, compared to $1,943,000 in the six months ended June 30, 2020. The increase is mainly attributed to an increase in share-based payment expenses and professional services expenses.

●	Net loss for the six months ended June 30, 2021 was $22,916,000, or $0.10 per share, compared to $10,339,000, or $0.55 per share, in the six months ended June 30, 2020.

Balance Sheet Highlights

●	Cash and cash equivalents, together with bank deposits totaled $1,396,939,000 as of June 30, 2021, compared to $670,934,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from the sales of American Depositary Shares representing the Company’s ordinary shares in the first half of 2021, less cash used in operations during the six months ended June 30, 2021.

●	Shareholders’ equity totaled $1,502,716,000 as of June 30, 2021, compared to $667,116,000 as of December 31, 2020.

Conference call information

The Company will host a conference call to discuss these financial results today, August 18, 2021, at 9:00 a.m. EDT (4:00 p.m. IDT). U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Webcast link: https://Veidan.activetrail.biz/nanodimensionq2-2021. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs®.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit  www.nano-di.com .

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the integration of NanoFabrica and DeepCube, the expected and potential capabilities, benefits and risk reduction resulting from Nano Dimension’s technology, the sufficiency and expected duration of Nano Dimension’s financial reserves, Nano Dimension’s ability to deliver a superior ROI to owners of its products, to Nano Dimension shareholders and to other stakeholders, the potential for accelerated scalable growth and value creation and potential additional M&A activities. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2020	2021	2020
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	39,665	1,034,837	585,338
Bank deposits	9,860	286,989	85,596
Restricted deposits	-	167	62
Trade receivables	541	852	713
Other receivables	503	3,329	1,126
Inventory	3,956	4,120	3,314
Total current assets	54,525	1,330,294	676,149

Bank deposits	376	75,113	-
Restricted deposits	-	478	406
Property plant and equipment, net	4,391	6,823	5,092
Right of use asset	2,258	5,225	3,169
Intangible assets	4,826	118,218	4,440
Total non-current assets	11,851	205,857	13,107
Total assets	66,376	1,536,151	689,256

Liabilities
Trade payables	669	1,502	776
Financial derivatives	-	6,268	-
Other payables	3,678	7,000	5,910
Total current liabilities	4,347	14,770	6,686

Liability in respect of government grants	892	1,839	850
Lease liability	1,699	3,914	2,618
Deferred tax liabilities	-	3,627	-
Liability in respect of warrants and rights of purchase	1,834	9,285	11,986
Total non-current liabilities	4,425	18,665	15,454
Total liabilities	8,772	33,435	22,140

Equity
Share capital	66,236	386,003	257,225
Share premium and capital reserves	61,748	1,248,164	518,426
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(70,302)	(131,373)	(108,457)
Total equity	57,604	1,502,716	667,116
Total liabilities and equity	66,376	1,536,151	689,256

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year ended December 31,
	2020	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	990	1,622	288	811	3,399

Cost of revenues	589	684	174	332	1,563

Cost of revenues - amortization of intangible	386	491	193	294	771

Total cost of revenues	975	1,175	367	626	2,334

Gross profit (loss)	15	447	(79)	185	1,065

Research and development expenses, net	3,597	12,861	1,895	9,129	9,878

Sales and marketing expenses	1,749	8,722	930	6,009	6,597

General and administrative expenses	1,943	8,331	908	4,906	20,287

Operating loss	(7,274)	(29,467)	(3,812)	(19,859)	(35,697)

Finance income	130	7,029	--	6,211	446

Finance expense	3,195	628	4,453	104	13,243

Total comprehensive loss	(10,339)	(23,066)	(8,265)	(13,752)	(48,494)
Tax income	-	150	-	150	-
Total comprehensive loss after tax	(10,339)	(22,916)	(8,265)	(13,602)	(48,494)
Basic loss per share (after 1:50 reverse split effective June 29, 2020)	(0.55)	(0.10)	(0.27)	(0.05)	(1.13)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the six months ended June 30, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116
Issuance of ordinary shares, net	123,222	711,844	-	-	-	835,066
Exercise of warrants and options	5,556	(2,575)	-	-	-	2,981
Share-based payments	-	20,469	-	-	-	20,469
Net loss	-	-	-	-	(22,916)	(22,916)

Balance as of June 30, 2021	386,003	1,248,164	(1,509)	1,431	(131,373)	1,502,716

For the three months ended June 30, 2021:
Balance as of April 1, 2021	375,594	1,211,920	(1,509)	1,431	(117,771)	1,469,665
Issuance of ordinary shares, net	9,198	29,522	-	-	-	38,720
Exercise of warrants and options	1,211	(1,160)	-	-	-	51
Share-based payments	-	7,882	-	-	-	7,882
Net loss	-	-	-	-	(13,602)	(13,602)

Balance as of June 30, 2021	386,003	1,248,164	(1,509)	1,431	(131,373)	1,502,716